UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Auditor

Zhongchao Inc. (the “Company”), upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, appointed Prager Metis CPAs, LLC (ID: 273) (“Prager Metis”) as its independent registered public accounting firm. Prager Metis replaced Marcum Asia CPAs LLP (“MarcumAsia” formerly known as Marcum Bernstein & Pinchuk LLP), the former independent registered public accounting firm of the Company, which the Company dismissed effective as of September 27, 2022. The appointment of Prager Metis and the dismissal of MarcumAsia were made after careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company and the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of MarcumAsia’s engagement up to the date of termination which disagreements that, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses and other control deficiencies including significant deficiencies in the Company’s internal control over financial reporting, none of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended December 31, 2021, and 2020 and subsequently up to the date of termination.

The audit report of MarcumAsia on the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided MarcumAsia with a copy of the above disclosure and requested that MarcumAsia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the MarcumAsia’s letter is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Prager Metis, neither the Company, nor someone on behalf of the Company, has consulted Prager Metis regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Prager Metis concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated September 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: September 27, 2022	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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